

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Christopher M. Cahlamer, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202-3590

Re: The Pennant 504 Fund (the "Fund")
        Registration Statement on Form N-2
        File Numbers 333-190432; 811-22875

Dear Mr. Cahlamer:

We have reviewed the registration statement referenced above and have the following comments.

Prospectus

Cover Page

In your response letter, confirm that all of the information appearing on pages (i), (ii) and (iii) will be included as part of the information presented on the outside front cover page of the prospectus.

Expand the first paragraph to indicate that the SBA 504 First Lien Loans are not guaranteed by either the SBA, the U.S. government or by its agencies, instrumentalities or sponsored enterprises.

Please disclose that the Fund has no limitation on the amount of its assets which may be invested in securities or other financial instruments which are illiquid.

On the bottom of the front cover page, identify the date of the prospectus.

Revise the pricing table to disclose the "Price to Public" as $10.20 per share, rather than $10.00.

It appears the pricing table should be presented in the format specified by Instruction 5. to Item 1.g. of Form N-2.

In your response letter, confirm that all of the amounts payable that are currently described in the last paragraph on page 35 are also appropriately reflected in the pricing table appearing on the prospectus cover page. *See* Instruction 2. to Item 1.g. of Form N-2.

Clarify whether the Fund will break escrow upon the date of termination of the initial offering period, or any monthly closing thereafter, regardless of the amount of securities it has sold as of such date.

We note the use of the phrases "each investor whose investment is accepted" and "invested in the Fund on behalf of such investor" in the second paragraph. Disclose the circumstances under which an investor's investment would not be accepted. Also clarify whether any interest earned on escrowed amounts will also be returned to an investor whose investment is not accepted.

Expand the last sentence at the bottom of page (ii) to identify the page on which the "Risks" section of the prospectus begins.

Investment Objectives and Strategies (page 2)

Expand the last sentence of the second paragraph to specifically indicate that the SBA 504 First Lien Loans are not guaranteed by the SBA.

SBA 504 First Lien Loans (page 3)

The disclosure at the bottom of page 3 indicates that, if the SBA chooses to protect its interest in the SBA Second Lien Loan, it can pay off the SBA 504 First Lien Loan or purchase the property at a foreclosure sale. Expand the disclosure to clarify whether the SBA would have a financial incentive to protect its interest in the SBA Second Lien Loan either by paying off the SBA 504 First Lien Loan or by purchasing the property at foreclosure in every instance, or whether there are instances in which it would likely not have such an incentive; for example, where the value of the subject property substantially depreciated in value. If the SBA would not have a financial incentive to protect its interest in the SBA Second Lien Loan in every instance, then also expand the disclosure in the context of these scenarios. In this regard, also revise the disclosure to clarify the "benefit," identified in the last paragraph of this section, that the SBA 504 First Lien Loans would enjoy from a companion SBA Second Lien Loan that is guaranteed by the SBA.

Disclose whether all of the SBA 504 First Lien Loans will be current on the payment of interest and principal at the time that they are purchased by the Fund.

Disclose whether substantially all of the SBA 504 First Lien Loans purchased by the Fund will have been recently originated at the time that they are purchased by the Fund.

Disclose whether deficiency judgments are generally allowed in the jurisdictions where the properties in respect of the SBA 504 First Lien Loans owned by the Fund are likely to be located. If so, also disclose the likelihood of collecting the full amount of such deficiency judgment.

Risks (page 4)

Expand the introductory paragraph to identify the page on which the complete "Risks" presentation of the prospectus begins.

It appears from the Fund's concentration policy that it will concentrate its investments in the hospitality industry. Please add applicable risk disclosure pertaining to the Fund's policy to concentrate its investments in the hospitality industry.

Non-Diversification Risk (page 9)

Expand the prospectus disclosure to add any material state specific disclosure pertaining to economic conditions, foreclosure procedures and other legal considerations that could present material risks to the Fund's investment performance.

Summary of Fund Expenses (page 15)

The statement required by General Instruction 1 to Item 3.1 of Form N-2 should be moved and presented immediately after the table.

It appears that, aside from the $10,000 minimum initial investment per investor, the Fund has not specified a total minimum amount of Shares that it must sell prior to commencing operations. In this regard, the disclosure at the bottom of page 34 indicates that "the Fund will be operational once it has sufficient assets to commence operations, which will be less than $500 million." Disclose the minimum dollar amount of Fund assets that would constitute "sufficient assets to commence operations." Also disclose whether the sufficient assets to commence operations must be raised by the termination of the initial offering period. If not, then by what date must the sufficient assets to commence operations must be raised. Would the Fund return all amounts tendered by investors, including sales load, plus interest, if sufficient assets to commence operations are not raised by a date certain?

We assume that the amounts presented in the fee table are based upon the minimum "sufficient assets to commence operations" referenced at the bottom of page 34. Please disclose the assumptions that were used when calculating the annual expenses presented in the fee table.

We note that under the Adviser's fee waiver and expense reimbursement agreement, the Fund's total annual expenses are generally capped at 2.5%, but that acquired fund fees and expenses are among the items carved out from the coverage of the Adviser's fee waiver and expenses reimbursement agreement. It therefore appears that the appropriate amount that should be presented under "Total Annual Expenses (after fee waiver and expense reimbursement)" would be 2.50% plus the amount that will be presented under the "Acquired Fund Fees and Expenses" line item. Please revise.

We note from the last sentence of footnote (3) that the fee waiver expense reimbursement agreement may be terminated only by, or with the consent of, the Board. In your response letter, please confirm that the Board does not expect that it will terminate the agreement during the first twelve months of the Fund's operations.

Use of Proceeds (page 16)

Expand the last sentence of the second paragraph to clarify the consequent effect of the situation where the Fund's expenses are greater than the "modest rate" of interest income that the Fund's assets would earn.

SBA 504 Certified Development Company Loan Program (page 17)

Is historical loan loss, delinquency and/or prepayment information pertaining to SBA 504 First Lien Loans available?   If so, please summarize such information in the prospectus.

Disclose the extent to which the foreclosure process in respect of SBA 504 First Lien Loans differs from what would otherwise generally be applicable to similar non-SBA loans.

Can an SBA loan lose its status as such once it has been qualified or otherwise certified by the SBA? If so, what is the likely impact on the value of a loan that has lost its SBA status.

Portfolio Maturity (page 21)

The disclosure indicates that the SBA First Lien Loans typically have a stated term of between 10 and 30 years, and amortization periods of 20 to 30 years. Clarify the significance of a loan having a stated term that is less than the period over which the loan is amortized. It appears that such loans would have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity. If true, add appropriate prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may be, of the SBA 504 First Lien Loans are subject to this risk.

The disclosure also indicates that the Fund generally will purchase SBA 504 First Lien Loans with adjustable rate features. Add prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may, of the SBA 504 First Lien Loans will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund.

Risks (page 24)

Expand the last sentence of first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Distributions and Distribution Reinvestment Plan (page 41)

Expand the disclosure to indicate how a shareholder can "opt out" of the Distribution Reinvestment Plan. Further disclose that shareholders who receive distributions in the form of additional shares will not receive a corresponding cash distribution with which to pay any applicable federal, state and local taxes. Also disclose that reinvested dividends increase the Fund's managed assets on which a management fee is payable to the Fund's Investment Adviser.

Anti-Takeover Provisions in the Declaration of Trust (page 44)

Expand the disclosure contained in this section to describe the material terms of the Declaration of Trust having the potential effects described in the first two sentences of this section. Also revise the last sentence to this section to clarify that such material provisions have been described in the prospectus.

Statement of Additional Information

It appears that much of the information appearing on pages 1 through 5 and on pages 10 and 11 of the Statement of Additional Information should be summarized and integrated into the prospectus disclosure in order to facilitate a better understanding of the characteristics and risks of the Fund's proposed portfolio of investments. Please expand the prospectus disclosure as appropriate.

Losses (page 4)

Please revise the examples to clarify the significance of the potential risks to investors.

Part C.   Other Information

Signatures

At the time the registration statement was originally filed, it was signed by Mark A. Elste, as "Sole Trustee" of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees, and also signed by the Fund's principal executive officer or officers, its principal financial officer, and its principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel